[redacted]

10027415

TES

.GE COMMISSION

Washington, D.C. 20549

BB 3/1

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 25 2010

Washington, DC 110

SEC FILE NUMBER
8-1402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M. E. Allison & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 E. Basse, 2nd Floor

(No. and Street)

San Antonio	Texas	78209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.

(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, M. E. Allison, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.E. Allison & Co., Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA A PARKS
Notary Public, State of Texas
My Commission Expires
December 16, 2010

M. E. Allison, Jr.
Signature

President
Title

Patricia A Parks
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

M. E. ALLISON & CO., INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2009

M. E. ALLISON & CO., INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

Board of Directors
M. E. Allison & Co., Inc.

We have audited the accompanying statement of financial condition of M. E. Allison & Co., Inc. as of December 31, 2009, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. E. Allison & Co., Inc., as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
February 23, 2010

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

M. E. ALLISON & CO., INC.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash		$ 28,760
Marketable securities - equities		425,684
Money market mutual funds		318,611
Deposit with broker-dealer		208,551
Note receivable - related party		676,445
Other receivables		66,486
Marketable securities - bonds		1,066,794
Limited partnership interests		4,224
Property and equipment - at cost		
Furniture and fixtures	$ 461,938	
Leasehold improvements	36,342	
Total property and equipment	498,280	
Less: Accumulated depreciation and amortization	(460,951)	37,329
Other assets		25,077
		$ 2,857,961

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 31,572
Payable to broker-dealer	1,217,053
	1,248,625
Stockholders' equity:	
Common stock, par value $100; 385 shares issued and outstanding; 500 shares authorized	38,500
Additional paid-in capital	3,850
Retained earnings	1,566,986
Total stockholders' equity	1,609,336
	$ 2,857,961

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Income
For the Year Ended December 31, 2009

Revenues:	
Financial advisory fees	$ 702,825
Commissions	269,817
Municipal underwriting income	230,851
Interest and dividends	96,174
Revenue from sale of investment company shares	62,732
Realized losses on securities	(250,221)
Unrealized gains on securities	132,287
Investment advisory fees	41,078
Trading income	102,769
Other	7,307
Total revenues	1,395,619
Expenses:	
Employee compensation including commissions	974,201
Clearing expense	12,852
Occupancy and equipment	92,667
Interest expense	38,608
Other expenses	282,781
Total expenses	1,401,109
Net loss before income taxes	(5,490)
Provision (benefit) for income taxes	--
Net Loss	$ (5,490)

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2009

	Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balances, December 31, 2008	385	$ 38,500	$ 3,850	$ 1,572,476	$ 1,614,826
Net loss				(5,490)	(5,490)
Balances, December 31, 2009	385	$ 38,500	$ 3,850	$ 1,566,986	$ 1,609,336

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2009

Balance at December 31, 2008	$ --
Increases	--
Decreases	--
Balance at December 31, 2009	$ --

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities	
Net loss	$ (5,490)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Depreciation and amortization	7,967
Unrealized gains on securities	(132,287)
Changes in assets and liabilities:	
Increase in other receivables	(10,613)
Decrease in deposit with broker-dealer	48
Decrease in other assets	172
Decrease in marketable securities - bonds	259,623
Increase in money market funds	(189,207)
Decrease in accounts payable	(9,969)
Decrease in payable to brokers	(62,408)
Net cash provided (used) by operating activities	(142,164)
Cash flows from investing activities	
Equipment purchases	(5,975)
Sale of investment securities	9,283
Net cash provided (used) by investing activities	3,308
Net decrease in cash	(138,856)
Cash at beginning of year	167,616
Cash at end of year	$ 28,760
Supplemental schedule of cash flow information	
Cash paid for income taxes	$ --
Cash paid for interest	$ 38,608

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Notes to Financial Statements
December 31, 2009

Note 1 - Accounting Policies Followed by the Company

M. E. Allison & Co., Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company predominately deals in the purchase and sale of municipal bonds and provides financial advisory services to municipalities.

Transactions in securities owned by the Company are recorded on a trade-date basis. Commission revenues and expenses are recorded on a settlement-date basis, which is generally three business days after the trade date. If materially different, commission income and related expenses are recorded on a trade date basis.

Securities owned, not readily marketable, are carried at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

The Company also is the general partner of certain limited partnerships that are invested in real estate (land). The partnerships are accounted for on the equity method. Management estimates that fair market value approximates the book value reflected.

Furniture, fixtures and automobiles are depreciated using accelerated methods over estimated useful lives of 5 to 7 years.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to operating losses that are available to offset future taxable income, unrealized gains and losses and installment sales. Any deferred tax benefit is subject to a valuation allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Accounting Policies Followed by the Company, continued

Recent Pronouncements

The FASB issued Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* ("SFAS 168") (FASB ASC 105-10). SFAS 168 replaces all previously issued accounting standards and establishes the *FASB Accounting Standards Codification* ("FASB ASC" or the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. SFAS 168 is effective for all annual periods ending after September 15, 2009. The FASB ASC is not intended to change existing U.S. GAAP. The adoption of this pronouncement only resulted in changes to the Company's financial statement disclosure references. As such, the adoption of this pronouncement had no effect on the Company's financial statements.

In May 2009, the FASB issued Statement No. 165, *Subsequent Events* ("SFAS 165"), included in the Codification under FASB ASC 855, which establishes general standards of accounting for and disclosure of events occurring after the balance sheet date, but before the financial statements are issued or available to be issued. SFAS 165 also requires entities to disclose the date through which it has evaluated subsequent events and the basis for that date. The Company adopted SFAS 165 for its year ended December 31, 2009. The adoption did not have a material impact on the Company's financial statements.

See Note 9 for more information regarding the Company's evaluation of subsequent events.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of approximately $653,735 and net capital requirements of $250,000. The Company's ratio of aggregate indebtedness to net capital was .05 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Marketable Securities Equities and Bonds

Fair Value Measurements

Effective January 1, 2009, the Company adopted FASB ACS 820 *Fair Value Measurements*, which provides a framework for measuring fair value under generally accepted accounting principles. FASB ASC 820 applies to all financial instruments that are being measured and reported on a fair value basis.

As defined in FASB ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Note 4 - Marketable Securities Equities and Bonds, continued

Fair Value Measurements, continued

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2009, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of securities owned is deemed to be Level 1 and 2 investments as reflected in the following table:

	Total	Level 1	Level 2	Level 3
Marketable securities - equities at market value	$ 425,684	$ 425,684	$ --	$ --
Marketable securities - bonds at market value	1,066,794	--	1,066,794	--
	$1,492,478	$ 425,684	$1,066,794	$ --
Net unrealized/realized Gains (losses) in net income (losses) for the year relating to December 31, 2009	$ (15,165)	$(117,934)	$ 102,769	$ --

Note 5 - Commitment and Contingencies

The Company has an operating lease for office space owned by an officer of the Company. The lease provides for 1 option to renew for 5 years. The following is a schedule by years of minimum rental payments under the lease agreement:

Note 5 - Commitment and Contingencies, continued

Year Ending December 31,	Amount
2010	$ 84,700
2011	84,700
2012	28,233
	$ 197,633

Rent expense under operating leases was $84,700.

The Company is required to indemnify its clearing broker-dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified, of any potential indemnification loss at December 31, 2009.

Note 6 - Income Taxes

The tax benefit from the charitable contribution and net operating loss carryforwards of $97,900, respectively, has not been reported in these financial statements because the Company believes it is likely that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

The following reflect the changes in tax benefit:

	Deferred Tax Asset December 31, 2008	Current Period Changes	Deferred Tax Asset December 31, 2009
Benefit of loss and contribution carryforward	$ 63,206	$ (49,525)	$ 13,681
Valuation allowance	(63,206)	49,525	(13,681)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

Net operating loss and non deductible charitable contribution carryforwards expire as follows:

Note 6 - Income Taxes, continued

Year Ending December 31,	Non Deductible Charitable Contribution Carryforwards
2010	$ 87,225
2011	2,100
2028	3,075
2029	5,500
	$ 97,900

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued Staff Position ("FSP") No. FIN 48-3 (FASB ASC 740), *"Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities,"* which permitted the Company to defer the implementation of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* (FASB ASC 740) until its fiscal year beginning January 1, 2009. FASB ASC 740 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FASB ASC 740 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company adopted FASB ASC 740 for its year ended December 31, 2009. The adoption did not have a material impact on the Company's financial statements.

Note 7 - Related Party

During 2008 the Company sold an investment in land to the Elsie F. Allison Family Trust ("Trust"), a related party, for an $860,000 note receivable. The note is an interest only note that bears interest at 2.97% per annum. No principal payments were received during 2009.

Note 8 - Concentrations

The Company's customer base is primarily located throughout Texas. Deposit with broker-dealer is with the Company's clearing broker-dealer that is located in Dallas, Texas. Cash and certificates of deposit with banks may at times exceed federally insured limits.

Note 9 - Subsequent Events

In preparing the accompanying financial statements, in accordance with FASB ASC 855, "Subsequent Events", the Company has reviewed events that have occurred after December 31, 2009, through February 23, 2010, the date the financial statements were available to be issued. During this period, the Company did not have any material subsequent events.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2009

Schedule I

M.E. ALLISON & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

Computation of Net Capital

Total ownership equity qualified for net capital		$ 1,609,336
Deductions and/or charges		
Non-allowable assets:		
Petty cash	$ 300	
Note receivable - related party	676,445	
Limited partnership interests	4,224	
Property and equipment, net	37,329	
Other assets	25,077	(743,375)
Net capital before haircuts on securities positions		865,961
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Marketable securities	90,657	
Bond inventory	67,880	
Money market	6,357	
Undue concentration	47,332	(212,226)
Net capital		$ 653,735

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 31,572
Total aggregate indebtedness	$ 31,572

Schedule I (continued)

M.E. ALLISON & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,106
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 250,000
Net capital in excess of minimum required	$ 403,735
Excess net capital at 1000%	$ 650,578
Ratio: Aggregate indebtedness to net capital	.05 to 1

Reconciliation with Company's Computation

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital as reported in the Company's unaudited Focus Report	$ 626,931
Add: Reduction in haircuts	26,804
	$ 653,735

Schedule II

M.E. ALLISON & CO., INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2009

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required by SEC Rule 17a-5

For the Year Ended

December 31, 2009

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
M. E. Allison & Co., Inc.

In planning and performing our audit of the financial statements and supplemental information of M. E. Allison & Co., Inc. (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 23, 2010

Independent Auditor's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2009

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
M. E. Allison & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by M. E. Allison & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating M. E. Allison & Co., Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Management is responsible for M. E. Allison & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 with the amounts reported in Form SIPC-7T for the year ended December 31, 2009;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 23, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

001402 FINRA DEC
M E ALLISON & CO INC 15*15
SECOND FLOOR
950 E BASSE RD
SAN ANTONIO TX 78209-1831

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,879.95

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1,059.21)
7/21/2009, 1/16/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,820.74

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,820.74

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M. E. Allison & Co., Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

C.F.O.
(Title)

Dated the _____ day of _______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending ________, 20__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 1,131,245.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. — * 71,914.00

Total additions — 1,203,159.00

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 46,391.00

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

________ — 4,349.00

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 439.00

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ ________

Enter the greater of line (i) or (ii) — 439.00

Total deductions — 51,179.00

2d. SIPC Net Operating Revenues — $ 1,151,980.00

2e. General Assessment @ .0025 — $ 2,879.95

(to page 1 but not less than $150 minimum)

M. E. ALLISON & CO., INC.

December 31, 2009

Report Pursuant to Rule 17a-5(d)

CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS